Filed by Trulia, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Zillow, Inc.

Commission File No.: 001-35237

Trulia, Inc.

Commission File No.: 001-35650

The following is an e-mail sent from Trulia, Inc.’s Chief Executive Officer to Trulia’s employees:

July 28, 2014

Dear Trulians,

Today, we are embarking on a new and exciting chapter. We’ve signed an agreement to be acquired by Zillow. This was a decision the Board of Directors and I did not take lightly, and I am convinced it is the right one for our company, our employees, our customers and our shareholders. Together, we have successfully built Trulia from the ground up by staying focused on our clear vision. Our mission remains the same – to use technology to drive innovation in the real estate industry. By joining forces, Trulia and Zillow can accelerate our efforts to revolutionize the home search process for consumers, help professionals build their businesses and create additional value in adjacent markets.

This combination is expected to create an even stronger organization by bringing together the shared talent, technology and industry relationships of Trulia and Zillow. Together we can unlock more innovation and align our time, energy and resources into building the best consumer and agent experiences. The combined company will be home to two fast-growing and beloved brands in the online real estate industry.

We expect that Trulia and Zillow will continue to operate as separate and distinct brands once the transaction closes. The multi-brand strategy is common in a variety of industries from travel to household goods and more. For example, Priceline owns Kayak and Booking.com, ensuring they have products that meet a variety of tastes and preferences, while delivering more quickly on their shared mission.

Trulia shareholders will receive shares in the combined company equivalent to 0.444 shares of Zillow, for each share of Trulia. This represents a 25% premium to Trulia’s closing price on July 25, 2014. Trulia shareholders will own about 33% of the combined company. Once the transaction closes, Zillow CEO Spencer Rascoff will be CEO of the combined company. I will continue to run Trulia under the new structure, reporting to Spencer, and will join the Board of the combined company.

This news means new possibilities for our employees and greater value for our shareholders. This also means significant benefits for buyers, sellers, homeowners and real estate and rental agents, such as:

1)	Faster Innovation. By combining resources, the companies expect to accelerate innovation on mobile and Web to provide more valuable tools and services to consumers and professionals.

2)	Greater Access to Free Real Estate Market Data. The companies expect to share real estate market data, housing trend analysis, and forecasts to make more free data available to consumers and real estate professionals to empower people to make more informed decisions.

3)	Broader Distribution. Home sellers and their agents, brokerages and participating MLSs will benefit from seamless free distribution of listings across even more platforms to reach an even larger audience of consumers.

4)	Enhanced Value and ROI for Advertisers. The companies expect to offer shared services and marketing platforms for advertisers that enhance productivity and marketing and deliver greater return on their investment.

I know this announcement may come as a surprise for many of you. Trulia was doing great as a standalone company. However, we believe that combining with Zillow will allow us to do much more together than apart. And I can tell you that after working closely with Zillow’s team the past few weeks, it has become apparent to me that Zillow‘s business is highly complementary to Trulia’s, and Zillow’s vision, strategic goals and objectives are closely aligned with ours.

Many of you may have questions about what this will mean for you. Here’s what I can tell you today: First of all, Trulia’s brand and culture are not going away. Zillow admires and respects our culture. It is one of the key reasons they want to combine with us. Additionally, this deal will mark the beginning of a new chapter of growth and opportunity to innovate for our customers and our employees.

Second, we are just beginning what will be a lengthy process, as the proposed transaction will require both customary regulatory and shareholder approvals. We believe these processes could take several months, and we expect the transaction will close in 2015. During this time, despite the many possible distractions, it is absolutely critical that we maintain our focus on delivering the best products and experiences for our customers and partners.

In the months to come, we will share additional operational details, with the bulk of the details announced around the closing of the transaction. As part of this process, we will work with Zillow to form a transition team comprised of employees from both companies, who will focus on integration planning for Trulia and Zillow. I want to assure you that — as always — we intend to be as transparent as possible and will keep you informed as decisions are made and information becomes available.

Business leaders throughout Trulia are setting up meetings with their teams to talk through the transaction, so each of you will have more opportunities to discuss any questions about how this might affect you. For now, it is business as usual, and for the time being, our normal operations are not affected whatsoever by this announcement. Trulia and Zillow are and will remain completely separate companies until the transaction closes. I’ll reiterate the importance of staying focused, even in the face of the many distractions from this announcement.

I am grateful to be part of the talented team we have here, and I thank you for all of your hard work, passion and dedication. We will be holding an employee all hands at 10:00 a.m. PT (details to follow) where we will discuss this further. I look forward to working with you as we prepare for this next step in our journey.

Thanks,

Pete Flint

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Zillow and Trulia expect to file a joint proxy statement/prospectus with the SEC, and Zebra Holdco, Inc. expects to file with the SEC a registration statement on Form S-4. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and securityholders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when they become available) and other documents filed by Zillow and Trulia at the SEC’s website at www.sec.gov. Copies of the documents filed by Zillow with the SEC will be available free of charge on Zillow’s website at www.zillow.com or by contacting Zillow Investor Relations at (206) 470-7137. Copies of the documents filed by Trulia with the SEC will be available free of charge on Trulia’s website at www.trulia.com or by contacting Trulia Investor Relations at (415) 400-7238.

Certain Information Regarding Participants

The respective directors and executive officers of Zillow and Trulia and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Zillow’s executive officers and directors in Zillow’s definitive proxy statement filed with the SEC on April 17, 2014. You can find information about Trulia’s executive officers and directors in Trulia’s definitive proxy statement filed with the SEC on April 22, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available). These documents can be obtained free of charge from Zillow or Trulia using the sources indicated above.